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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Tower Semiconductor Ltd.
(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share
(Title of Class of Securities)

M87915-10-0
(CUSIP Number)

Eyal Issaharov Bank Hapoalim B.M. 46 Rothschild Blvd. Tel Aviv 66883, Israel 972-3-5676532

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 3, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Names of Reporting Persons.
Bank Hapoalim B.M.

I.R.S. Identification Nos. of above persons (entities only). Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]

(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 102,359,622
8. Shared Voting Power - 448,298
9. Sole Dispositive Power - 102,359,622
10. Shared Dispositive Power - 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person- 102,807,920

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) – 27.3% (1)

14.	Type of Reporting Person (See Instructions)
BK

(1)
Based on ordinary shares outstanding as at January 23, 2011, as reported in Tower’s Registration Statement on Form F-3, File No. 333-17912 (declared effective by the Securities and Exchange Commission (the “Commission”) on February 8, 2011) (the “February 2011 Registration Statement”), plus 8,452,216 Ordinary Shares covered by the February 2011 Registration Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

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1.	Names of Reporting Persons. Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

I.R.S. Identification Nos. of above persons (entities only). Not applicable.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization - Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power - 0
8. Shared Voting Power - 448,298
9. Sole Dispositive Power - 0
10. Shared Dispositive Power - 448,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 448,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ X ]

13.	Percent of Class Represented by Amount in Row (11) - less than 0.01% (1)

14.	Type of Reporting Person (See Instructions) CO
(1)

Based on ordinary shares outstanding as at January 23, 2011, as reported in Tower’s February 2011 Registration Statement, plus 8,452,216 Ordinary Shares covered by the February 2011 Registration Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

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Item 1.  Security and Issuer

The name of the issuer to which this Statement on Schedule 13D (this “Statement”) relates is Tower Semiconductor Ltd. (“Tower”).  Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 23105, Israel.  This Statement relates to Tower’s ordinary shares, New Israel Sheqels (“NIS”) 1.00 par value per share (the “Ordinary Shares”).

Item 2.  Identity and Background

This Statement is filed on behalf of Bank Hapoalim B.M. (“Hapoalim”) and Tarshish Hahzakot Vehashkaot Hapoalim Ltd. (“Tarshish”).  Hapoalim and Tarshish are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

The Reporting Persons, together with Bank Leumi le-Israel B.M. (“Leumi”), jointly filed a Statement on Schedule 13D, dated September 28, 2006 (as amended by Amendments No. 1 and No. 2 thereto) with respect to the Ordinary Shares of Tower (the “Joint Statement”).  This Statement represents an amendment to and a separate restatement of the Joint Statement as it relates to the Reporting Persons.

Hapoalim is a commercial bank organized under the laws of Israel.  Hapoalim is listed on the Tel Aviv Stock Exchange.  Hapoalim also has American Depository Receipts traded in the United States.  The address of the principal office of Hapoalim is 50 Rothschild Boulevard, Tel Aviv 66883, Israel.

Tarshish is a holding company organized under the laws of Israel and a wholly-owned subsidiary of Hapoalim.  The address of the principal office of Tarshish is 50 Rothschild Boulevard, Tel Aviv 66883, Israel.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of each of Hapoalim and Tarshish, each controlling person of Hapoalim and each director of such controlling person are listed in Schedule A attached hereto which is incorporated herein by reference.

During the last five years, neither Hapoalim and Tarshish, nor, to each such Reporting Person’s knowledge, any of the persons named in Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Hapoalim is one of the lenders to Tower (Leumi is the other lender) pursuant to a Facility Agreement, originally dated January 18, 2001, as amended and restated on two occasions and as further amended from time to time (the “Facility Agreement”).

This Statement relates to (a) debt restructurings (the “Debt Restructurings”) (i) the first of which became effective on September 28, 2006 whereby Hapoalim converted US $79,000,000 of loans made to Tower pursuant to the Facility Agreement into an equity equivalent convertible capital note in the principal amount of US $39,500,000, such capital note being convertible into 25,986,842 Ordinary Shares; and (ii) the second of which became effective on September 29, 2008 whereby Hapoalim converted all US $15,000,000 of loans separately made by Hapoalim to Tower pursuant to a separate equipment finance facility and approximately US $85,000,000 of loans made to Tower pursuant to the Facility Agreement into an equity equivalent capital note in the principal amount of US $100,000,000, such capital note being convertible into 70,422,535 Ordinary Shares; (b) warrants to purchase Ordinary Shares granted to the Reporting Persons in connection with Hapoalim entering into certain amendments to the Facility Agreement and in connection with Hapoalim providing a separate equipment facility, in each case, as requested by Tower (such warrants having been granted in 2003, 2005, 2007, 2009 and 2010); and (c) 4,226,220 Ordinary Shares issued to Hapoalim on February 3, 2011 (the “February 2011 Issuance”) in consideration for a decreased amount of interest paid by Tower to Hapoalim under the Facility Agreement between May 17, 2006 and September 29, 2008, in connection with the Debt Restructuring in 2006 (the Decreased Amount”).

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Item 4.  Purpose of Transaction

The purpose of the (a) acquisition of the capital notes was to effectuate the Debt Restructurings; (b) acquisition of the warrants was to permit Tower to provide non-cash consideration to the Reporting Persons in connection with certain amendments to the Facility Agreement requested by Tower and in connection with the provision by Hapoalim of a separate equipment facility requested by Tower; and (c) the February 2011 Issuance was to permit Tower to provide non-cash consideration to Hapoalim on account of the Decreased Amount.  Except as described in Item 6, none of the Reporting Persons has any plans or proposals concerning Tower with respect to the matters set forth in subparagraphs (a) through (j) of item 4 of Schedule 13D, save that the Reporting Persons may, depending on market conditions and other pertinent factors, dispose of additional securities of Tower.

Item 5.  Interest in Securities of the Issuer

To the knowledge of the Reporting Persons:

(a)	(1)
Hapoalim is the beneficial owner of 102,807,920 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of its currently convertible capital notes, 1,918,886 Ordinary Shares issuable upon exercise of currently exercisable warrants (including a warrant to purchase 1,470,588 Ordinary Shares held by Hapoalim and a warrant to purchase 448,298 Ordinary Shares held by Tarshish, its wholly-owned subsidiary).  Hapoalim (and Tarshish’s) ownership, as aforesaid collectively represents approximately 27.3% of the Ordinary Shares outstanding as at January 23, 2011, as reported in Tower’s February 2011 Registration Statement, plus 8,452,216 Ordinary Shares covered by the February 2011 Registration Statement, and calculated in accordance with rule 13d-3(d)(1)(i).

	(2)
Tarshish is the beneficial owner of 448,298 Ordinary Shares issuable upon exercise of its currently exercisable warrant, representing less than 0.01% of the Ordinary Shares outstanding based on Tower’s February 2011 Registration Statement and calculated in accordance with rule 13d-3(d)(1)(i).

	(3)	To the best knowledge of Hapoalim and Tarshish, none of the persons named in Schedule A beneficially owns any Ordinary Shares.

(b)
Hapoalim has sole voting and dispositive power over 102,359,622 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of currently convertible capital notes and 1,470,558 Ordinary Shares issuable upon exercise of currently exercisable warrants and Hapoalim and Tarshish share voting and dispositive power over 448,298 Ordinary Shares issuable upon exercise of a currently exercisable warrant held by Tarshish.

(c)
Save for the following transactions, neither Hapoalim and Tarshish nor, to their knowledge, any person named in Schedule A has effected any transactions in the Ordinary Shares during the past sixty (60) days:

	(i)
On November 11, 2010, Hapoalim acquired Ordinary Shares, in each case, upon cashless exercise of warrants previously granted by Tower to Hapoalim as follows: (A) 1,026,641 shares upon full exercise of a warrant granted in 2005; (B) 253,437 shares upon full exercise of a warrant granted in 2009; and (C) 253,437 shares upon full exercise of warrant granted in 2010.

	(ii)	Set forth below are the dates of sales by Hapoalim of Ordinary Shares on NASDAQ of the shares set forth below at the price per Ordinary Share set forth below:

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Date	Number of Shares	Price per Ordinary Share
12/20/2010	110,100	US $1.40
12/21/2010	31,704	US $1.42
12/23/2010	70,707	US $1.41
12/28/2010	22,459	US $1.39
12/29/2010	33,876	US $1.38
12/30/2010	100,000	US $1.35
12/31/2010	112,000	US $1.352
1/4/2011	100,000	US $1.35
1/5/2011	200,000	US $1.405
1/10/2011	116,189	US $1.464
1/17/2011	100,000	US $1.42
1/20/2011	30,056	US $1.49
2/2/2011	26,357	US $1.44
2/7/2011	200,000	US $1.446

(d)
To the knowledge of the Reporting Persons, Leumi, as the other lender to Tower and party to the Facility Agreement, received an identical amount of capital notes convertible into an identical number of Ordinary Shares, 4,225,996 Ordinary Shares in consideration for the Decreased Amount (as applicable to Leumi) and, as party to amendments to the Facility Agreement requested by Tower, was granted identical amounts of warrants from Tower in 2003, 2005, 2009 and 2010 and, in connection with a separate equipment facility provided to Tower by Leumi, was granted a warrant in 2007 to purchase 1,000,000 Ordinary Shares.  Based on Tower’s February 2011 Registration Statement, as at December 31, 2011 (including the shares issued to Leumi in consideration for the Decreased Amount (as applicable to Leumi) as aforesaid) Leumi was the beneficial owner of 107,343,895 Ordinary Shares, including 96,409,377 Ordinary Shares issuable upon conversion of its Capital Notes and 6,708,522 Ordinary Shares issuable upon exercise of warrants.

(e)
Leumi’s ownership as aforesaid represented approximately 28.5% of the Ordinary Shares outstanding as at December 31, 2010 (plus the 8,452,216 Ordinary Shares covered by Tower’s February 2011 Registration Statement), as reported in Tower’s February 2011 Registration Statement.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined above) that any such Reporting Person and any other persons or entities (including Leumi) constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunder.  Further, the filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has voting and dispositive power, as reported herein.  Other than Hapoalim’s interest in Tarshish, each Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

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Without limiting the generality of the foregoing, although, as described in Item 6 below, Hapoalim entered into (a) a Tag Along Agreement, as amended, with Israel Corporation Ltd. (“TIC”), Tower’s largest shareholder, and (b) an agreement with TIC, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, the “Lead Investors”), each of the Reporting Persons expressly disclaims the existence of a group with such counterparties.  Based on Tower’s Proxy Statement dated September 15, 2010 for its Annual General Meeting of Shareholders (filed on its report on Form 6-K for the month of September 2010 (No. 3) filed with the Commission on September 15, 2010) (“Tower’s September 2010 Proxy Statement”), as at September 1, 2010, the Lead Investors (comprised of TIC as the only Lead Investor then beneficially owning at least 5% of Tower’s Ordinary Shares) may be deemed to beneficially own 223.04 million Ordinary Shares.  Such beneficial ownership represented 48.09% of the outstanding shares of Tower as at September 1, 2010, as reported in Tower’s September 2010 Proxy Statement.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Conversion Agreements and Capital Notes

On September 28, 2006, Hapoalim entered into a Conversion Agreement (the “2006 Conversion Agreement”) with Tower pursuant to which Hapoalim converted US $79 million of its loans to Tower into a Capital Note in the principal amount of US $39,500,000 which, in turn, is fully convertible, at any time and from time to time, in whole or in part, into an aggregate of 25,986,842 Ordinary Shares, at an initial conversion price of US $1.52 per Ordinary Share (the “2006 Capital Note”).  The initial conversion price was the average of the closing prices of the Ordinary Shares on the NASDAQ Stock Market for the ten trading days prior to May 17, 2006, the date the Memorandum of Understanding with respect to the Debt Restructuring was entered into by Tower with Hapoalim and Leumi.

On September 25, 2008, Hapoalim entered into a Conversion Agreement (the “2008 Conversion Agreement”) with Tower pursuant to which Hapoalim converted US $100 million of its loans to Tower into a Capital Note (the “2008 Capital Note”) in the principal amount of US $100,000,000 which, in turn, is fully convertible, at any time and from time to time, in whole or in part, into an aggregate of 70,422,535 Ordinary Shares, at an initial conversion price of US $1.42 per Ordinary Share.  The initial conversion price was 200% of the average of the closing prices of the Ordinary Shares on the NASDAQ Stock Market for the ten trading days prior to August 7, 2008, the date of Tower’s public announcement with respect to its negotiations with Hapoalim and Leumi regarding the debt restructuring.

The 2006 Conversion Agreement and the 2008 Conversion Agreement are sometimes referred to in this Statement individually as a “Conversion Agreement” and collectively as the “Conversion Agreements”.  The 2006 Capital Note and the 2008 Capital Note are sometimes referred to individually in this Statement as a “Capital Note” and collectively as the “Capital Notes”.

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The principal amount of each Capital Note does not bear interest, is not linked to any index, is subordinated to all liabilities of Tower having priority over the Ordinary Shares and is payable only out of distributions made upon the winding-up (whether solvent or insolvent), liquidation or dissolution of Tower.

The number of Ordinary Shares issuable upon conversion of each Capital Note is subject to adjustment upon the occurrence of certain events, such as dividends and distributions (including cash dividends), share splits and combinations, reclassifications, reorganizations and mergers.  A holder of a Capital Note will be eligible to participate in rights offerings that may be made by Tower on the same basis and at the same time as such rights may be exercised by shareholders of Tower (in such number as to which the holder would be entitled had the holder converted its entire Capital Note into shares immediately prior to the record date for such rights offering).

Each Capital Note is freely transferable or assignable by the holder, in whole or in part, at any time and from time to time, subject to receipt, if reasonably requested by Tower, of a written opinion that such transfer or assignment may be effected without registration under the Securities Act of 1933, as amended (the “Securities Act”).

Each Conversion Agreement includes an undertaking by Tower that, for so long as any shares or Capital Notes are issuable to Hapoalim or its 25% or more owned subsidiaries, pursuant to the Conversion Agreement, and any securities of Tower (including Capital Notes, Warrants and shares), constituting or convertible into 5% or more of any class of voting securities (as defined in 12 C.F.R. Section 225.2(q)) of Tower are beneficially owned by Hapoalim and/or its 25% or more owned subsidiaries, Tower will use its best efforts in order (a) that more than 50% of the consolidated assets of Tower as of December 31 of each calendar year are located outside of the United States (the “Asset Test”); (b) that more than 50% of the consolidated revenues of Tower as of December 31 of each calendar year are derived from outside the United States (the “Revenue Test”); (c) that the activities of Tower within the United States and the activities of its U.S. 25% or more owned subsidiaries are of the same kind as or support the activities of Tower or its non-U.S. 25% or more owned subsidiaries (the “Same Line of Business Test”); (d) that neither Tower nor any of its 25% or more owned subsidiaries will conduct activities in the United States that consist of engaging in the business of banking, securities, insurance or real estate (the “Financial Activities Test”); and (e) not to engage, or permit any of its 25% or more owned subsidiaries to engage, or to own or permit any of its 25% or more owned subsidiaries to own more than 5% of a class of voting securities of a person that engages, in the business of securities’ underwriting or distribution in the United States (the “No Underwriting Test”), provided, however, that nothing in the above shall require Tower to prejudice the business or financial interests of Tower and Tower may take such actions or refrain from taking actions that may cause it not to satisfy the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and/or the No Underwriting Test, provided, further, that the taking of such actions, or refraining from taking such actions, are in the business or financial interests of Tower as reasonably determined by Tower.

As part of the Debt Restructuring in 2006, the spread over LIBOR applicable to Tower’s quarterly interest payments on its then remaining approximately US $369 million of loans under the Facility Agreement to the Banks was decreased by 1.4 percentage points from 2.5% to 1.1%, effective from May 17, 2006 (the date of the execution of the Memorandum of Understanding with respect to the Debt Restructuring).  As part of the Debt Restructuring in 2008, the spread over LIBOR applicable to Tower’s quarterly interest payments on its then remaining approximately US $200 million of loans to the Banks was increased by 1.4 percentage points back to 2.5% from 1.1%, effective September 29, 2008.  Pursuant to the Facility Agreement, Tower issued to Hapoalim on February 3, 2011 4,226,220 Ordinary Shares representing the Decreased Amount, i.e., US $6,043,495, representing the aggregate amount of interest that would have been payable and allocable to Hapoalim under the Facility Agreement but for the decrease in the spread over LIBOR applicable to Tower’s quarterly interest payments on its loans during the period of May 17, 2006 through September 29, 2008 under the Facility Agreement divided by US $1.43, the average NASDAQ closing price of the Ordinary Shares during the fourth quarter of 2010.

The Facility Agreement provides that the issuance of the Ordinary Shares on account of the Decreased Amount was conditioned on (i) no Default or Event of Default having occurred; (ii) no law (including non-Israeli laws or interpretations by non-Israeli governmental bodies) prohibiting Hapoalim or Leumi from acquiring such shares or restricting Hapoalim’s or Leumi’s ability to indefinitely hold such shares; and (iii) all of Tower’s agreements with Hapoalim and Leumi with respect to shares and securities convertible into or exercisable for shares, including, without limitation, the Conversion Agreements and the Registration Rights Agreements (the “Equity Documents”), being in full force and effect and Tower not in default of any of its obligations thereunder.  The Facility Agreement further provides that all such issuances were to be made in accordance with the terms of the respective Equity Documents.  If such conditions were not met, the Decreased Amount would have been payable to Hapoalim in cash by Tower rather than in Ordinary Shares.

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Without derogating from the immediately preceding paragraph, Tower undertook, in the Facility Agreement, to ensure that all of its Ordinary Shares to be issued on account of the Decreased Amount would be, by the time of their issue, freely tradeable without any restrictions (including any holding period restrictions (“hasima”)); provided that, if, despite Tower’s best efforts (including the taking of all steps in good time so as to achieve freely tradeable shares as aforesaid), the action required to be taken by the applicable securities regulator in order for all such shares to be freely tradeable by such time shall not have been taken, Tower would use its best efforts to ensure that all such shares are made freely tradeable as aforesaid as soon as possible thereafter.  Tower issued freely tradeable shares to Hapoalim on February 10, 2011.

The Facility Agreement further provides that any default by Tower under any Equity Document shall constitute a Default or Event of Default, as applicable, under the Facility Agreement.

The conditions precedent for the issuance of Ordinary Shares to Hapoalim on account of the Decreased Amount, as set forth in the 2006 Conversion Agreement, included, inter alia, receipt of all necessary governmental and third party approvals, requisite legal opinions and confirmation from the Chief Financial Officer of Tower that Tower (a) satisfied the Asset Test, the Revenue Test, the Same Line of Business Test, the Financial Activities Test and the No Underwriting Test (collectively, the “Tests”) as of December 31 in each of the two years immediately prior to 2011; and (b) was not aware of any reason why it would not continue to satisfy each of the Tests during 2011 and 2012.

The foregoing summaries of the Conversion Agreements and the Capital Notes are qualified in their entirety by reference to the Conversion Agreements and the forms of Capital Note attached as Exhibit 1 to each of the Conversion Agreements.  The 2006 Conversion Agreement (Exhibit 1 to this Statement) and the 2008 Conversion Agreement (Exhibit 2 to this Statement) are each in their entirety incorporated herein by reference.

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Registration Rights Agreement

Under the Amended and Restated Registration Rights Agreement entered into by Tower with Hapoalim on September 29, 2008, as amended (the “Registration Rights Agreement”), Hapoalim has the right from time to time with respect to all or any portion of the Reporting Persons’ Registrable Securities (as defined below) to require Tower to file a registration statement with the Commission as soon as practicable, but no later than 45 days after written demand, and make all required filings with the Israeli Securities Authority (the “Authority”) with respect to such Registrable Securities and use its best efforts to have the registration statement declared effective by the Commission and the Authority as soon as possible after such filing with the Commission and the Authority.  Tower is obligated to keep each such registration statement effective pursuant to Rule 415 of the Securities Act and under the Israel Securities Law at all times until the earlier of (i) the date as of which all of the Holders (as defined below) confirm to Tower in writing that they may sell all of the Ordinary Shares covered by such Registration Statement without restriction pursuant to all of the following: (x) Rule 144(k) under the Securities Act, (y) the Israel Securities Law, and (z) other securities or “blue sky” laws of each jurisdiction in which Tower obtained a registration or qualification, or (ii) the date on which the Holders shall have sold all the Ordinary Shares covered by such Registration Statement (A) in accordance with such Registration Statement (except to another Holder), or (B) to the public pursuant to Rule 144 under the Securities Act.  The Registration Rights Agreement also requires Tower to keep effective Form F-3 Registration Statement No. 333-131315 previously filed by Tower covering Ordinary Shares issuable upon the exercise of warrants issued to the Reporting Persons in 2003 and 2005.  The Ordinary Shares issued or issuable (a) upon conversion of any of the Capital Notes; (b) in consideration for the Decreased Amount; and (c) upon exercise of any of the warrants issued to any of the Reporting Persons in 2003, 2005, 2007, 2009, 2010 and to be issued to Hapoalim in 2011 (see “Warrants” below), together with any shares of capital stock issued or issuable with respect to the Ordinary Shares, are referred to herein as “Registrable Securities”.

The registration rights under the Registration Rights Agreement are freely assignable, in whole or in part, at any time or from time to time, by any of the Reporting Persons, any nominee of Hapoalim to hold the securities issued with respect to the Decreased Amount, and any transferee or assignee to whom Hapoalim or such nominee assigns its rights (collectively, the “Holder”) to any transferee of all or any portion of a Capital Note or of the Registrable Securities (provided that, in the case of the transfer of such Registrable Securities only, the rights under the Registration Rights Agreement may be transferred only if the Holder reasonably believes that such transferee cannot immediately make a public distribution of such securities without restriction under the Securities Act, the Israel Securities Law or other applicable securities laws).

Under the Registration Rights Agreement, Tower is responsible to pay all expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications required to be made by Tower pursuant to the Registration Rights Agreement, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, fees and disbursements of counsel to Tower and the Holders.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Amended and Restated Registration Rights Agreement entered into between Tower and Hapoalim (Exhibit 3 to this Statement) and the 2009 Amendment to the Amended and Restated Registration Rights Agreement between Tower and Hapoalim (Exhibit 4 to this Statement) which are each incorporated herein in their entirety by reference.

Warrants

In December 2003, Tower issued a five-year warrant to purchase 448,298 Ordinary Shares at an exercise price of US $6.17 per Ordinary Share to Tarshish (the “2003 Warrants”) in connection with the seventh amendment to the Facility Agreement.

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In August 2005, Tower issued warrants to purchase 4,132,232 Ordinary Shares at an exercise price of US $1.21 per Ordinary Share to Hapoalim (the “2005 Warrants”) in connection with the ninth amendment to the Facility Agreement.  Under the original terms of the 2005 Warrants, the right to purchase 2,066,116 Ordinary Shares became exercisable on the effectiveness of the ninth amendment in August 2005 and was to expire after a period of five years and the right to purchase the remaining 2,066,116 Ordinary Shares became exercisable on September 28, 2006, the date of signature by Tower, Hapoalim and Leumi of an agreement to reschedule the repayment dates of certain loans made to Tower pursuant to the ninth amendment and was to expire after a period of five years.

Each of the 2003 Warrants and 2005 Warrants contained registration rights provisions and pursuant thereto a Form F-3 Registration Statement No. 333-131315 was filed by Tower and declared effective by the Commission on March 15, 2006.

On September 28, 2006, Tower and each of the Reporting Persons entered into First Amendments to each of the Warrants, inter alia, extending the term of each of the Warrants to September 28, 2011.

On September 10, 2007, Tower issued to Hapoalim a warrant to purchase 1,470,588 Ordinary Shares at an exercise price of US $2.04 per Ordinary Share in connection with equipment finance facilities provided by Hapoalim to Tower (the “2007 Warrant”).  The warrant was to expire on March 31, 2010, which was the final maturity date of such facility, subject to the automatic extension to the date, if any, after March 31, 2010 upon which all of Tower’s obligations to Hapoalim under said facility shall have been fully discharged.

On August 17, 2009, in connection with waivers provided by Hapoalim to Tower under the Facility Agreement and a further amendment to the Facility Agreement to extend the Final Maturity Date thereof to June 30, 2013, Tower agreed to extend the expiry date of the 2003, 2005 and 2007 Warrants to June 30, 2013.  In addition, Tower agreed to issue to Hapoalim on each of October 1, 2009, September 1, 2010 and September 1, 2011, such number of Warrants as when multiplied by the New Warrant Exercise Price (as defined below) shall equal US $500,000 (the “New Warrants”) to Hapoalim.  The exercise price for each tranche of the New Warrants was agreed to be the lower of: (i) US $0.88653, representing the average closing price of the shares of Tower on the NASDAQ for the last fifteen trading days (the “Fifteen-Day Average Price”) prior to August 17, 2009; and (ii) the Fifteen-Day Average Price prior to each of October 1, 2009, September 1, 2010 and September 1, 2011, as applicable (the “New Warrant Exercise Price”); provided that the New Warrant Exercise Price will in no event be less than the nominal value of Tower’s ordinary shares (NIS 1.00).  The New Warrants were to expire on October 1, 2012, September 1, 2013 and September 1, 2014, respectively and were to be in the form, mutatis mutandis, of the existing warrants held by Hapoalim.  Tower also agreed to amend the Registration Rights Agreement to reflect the New Warrants. See Registration Rights Agreement above.

Pursuant to the foregoing, Tower issued to Hapoalim on October 13, 2009 warrants to purchase 563,996 ordinary shares at an exercise price of US $0.88653 per share with an expiry date of October 1, 2012 (the “2009 Warrant”).

On October 13, 2009, Tower and each of the Reporting Persons entered into Second Amendments to each of the 2003 and 2005 Warrants and a First Amendment to the 2007 Warrant, inter alia, extending the term of each of such Warrants to June 30, 2013 and providing that the registration rights provided for in the Registration Rights Agreements, as amended by the 2009 Amendment thereto, shall apply to the Ordinary Shares issuable upon exercise of such Warrants.

On August 16, 2010, in connection with a further amendment to the Facility Agreement which, inter alia, extended the Final Maturity Date thereunder to December 31, 2015, Tower further amended the 2003, 2005, 2007 and 2009 Warrants to extend the expiry date of each such Warrant to December 31, 2015.

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On September 1, 2010, Tower issued to Hapoalim warrants to purchase 563,996 ordinary shares at an exercise price of US $0.88653 per share with an expiry date of December 31, 2015 (the “2010 Warrant”).  On September 1, 2010, at the request of Hapoalim, Tower issued to Hapoalim amended and restated 2003, 2005, 2007 and 2009 Warrants reflecting the foregoing amendments thereto.

On November 1, 2010, Hapoalim exercised the 2005, 2009 and 2010 Warrants in their entirety by way of cashless exercise (see Item 5(c) above).

The foregoing summary of the outstanding 2003 and 2007 Warrants is qualified in its entirety by reference to the Amended and Restated 2003 Warrant (Exhibit 5 to this Statement) and the Amended and Restated 2007 Warrant (Exhibit 6 to this Statement), which are each incorporated herein in their entirety by reference.

Tag Along Agreement

In a Tag Along Agreement with Hapoalim originally dated September 28, 2006, as amended by Amendment No. 1 thereto dated September 25, 2008, TIC granted Hapoalim and its affiliates “tag along” rights proportionally to participate in, and on the same terms and conditions as, a sale by TIC to a third party (other than non-prearranged sales by TIC into the market on any stock exchange in which the Ordinary Shares are then traded or listed) as a result of which TIC would cease (either on the basis of Tower’s then issued and outstanding shares or on a fully-diluted basis) to be Tower’s largest shareholder.  The tag along rights apply only to Capital Notes or shares issued upon conversion thereof, and shares to be received on account of the Decreased Amount.  However, Ordinary Shares held by a subsidiary of TIC that is publicly held and that purchases, solely as a financial investment, such Ordinary Shares or securities convertible into or exercisable for Ordinary Shares in the market (i.e., not directly or indirectly from Tower or TIC) and not at the request or instruction of TIC, would not be deemed held by TIC for purposes of the tag along right.

The foregoing summary of the Tag Along Agreement, as amended by Amendment No. 1 thereto, is qualified in its entirety by reference to the Tag Along Agreement entered into between TIC and Hapoalim (Exhibit 7 to this Statement) and Amendment No. 1 thereto (Exhibit 8 to this Statement), which are each incorporated herein in their entirety by reference.

Agreement with Lead Investors

On September 28, 2006, Hapoalim entered into an agreement (the “Agreement”) with TIC, SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (collectively, “the Lead Investors”) pursuant to which the Lead Investors would be obligated towards any one (and not more than one) acquirer of 5% or more of the then outstanding issued share capital of Tower (but only if the source of such 5% interest is the 2006 Capital Note) to vote for the nominee of such acquirer to be appointed as a director of Tower.

Hapoalim would have the right to designate which acquirer of such 5% interest (the “Acquiring Person”) shall have the rights under the Agreement and Hapoalim may, in its discretion, not designate any acquirer as the Acquiring Person.

A majority (in number and not shareholdings) of the Lead Investors then having the right to have one of its nominees elected to the board of directors of Tower pursuant to the Consolidated Shareholders Agreement by and among the Lead Investors, dated January 18, 2001, as amended and as may be amended from time to time (the “CSA”) (“Eligible Lead Investors”) are entitled to object to the appointment of any particular individual nominated by an Acquiring Person as a director of Tower on reasonable grounds (including, without limitation, that the nominee is a competitor of Tower, or is an employee of, or consultant to, Tower or to a competitor of Tower).  In addition, an Acquiring Person would not have any rights under the Agreement if a majority (in number and not shareholdings) of the Eligible Lead Investors shall object to the identity thereof but only on the following grounds: that the Acquiring Person is a competitor of Tower or an employee of, or consultant to, Tower or to a competitor of Tower or is a person organized under the laws of a state that either (a) is at war with the State of Israel, or (b) has been declared by the Israel Minister of Defence as a state “hostile” to Israel.

CUSIP No. M87915-10-0	13D	Page 13 of 20

In the event that the Acquiring Person and its subsidiaries hold together in the aggregate less than 5% of the outstanding Ordinary Shares, the Acquiring Person will not be entitled to designate any nominee, and if requested by any of the Lead Investors, will cause its nominee then serving as a director of Tower to resign immediately from such position, provided that in the event that the Acquiring Person and its subsidiaries hold together at any one time in the aggregate 6% or more of the outstanding Ordinary Shares, and, subsequent to such time, the Acquiring Person and its subsidiaries hold together in the aggregate less than 5% of the outstanding Ordinary Shares solely as a result of additional Ordinary Shares having become issued and outstanding (and not as a result of any sales of Ordinary Shares by the Acquiring Person or its subsidiaries) (such date, the “Dilution Date”), and within 90 days of the Dilution Date, the Acquiring Person and its subsidiaries shall not again become together the holders of 5% or more of the outstanding Ordinary Shares (such 90th day, the “Loss of Right Date”), the Acquiring Person shall not, after the Loss of Right Date, be entitled to designate a nominee and, if requested by any of the Lead Investors, shall cause its nominee then serving as a director of Tower to resign immediately from such position.  In the absence of such resignation within 24 hours of such request, the Lead Investors agree to take such action as is necessary to cause a general meeting of shareholders of Tower to be assembled, and to vote all their Ordinary Shares in order to remove such director from Tower’s board of directors.

The obligation of each of the Lead Investors towards the Acquiring Person and the Acquiring Person’s nominee under the Agreement is subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its subsidiaries holding Ordinary Shares to vote) at general meetings of shareholders of Tower all of the Ordinary Shares held by the Acquiring Person and its subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee; (ii) the nominees to the board of directors of Tower for which any of the Lead Investors shall be obligated to vote for pursuant to the CSA; and (iii) a representative of TIC as Chairman of the board of directors of Tower if any of the Lead Investors shall be obligated to vote therefor pursuant to the CSA, and (b) in the case of each of (a)(i), (ii) and (iii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent or impede each such election, provided that, if any such Lead Investor shall not have a nominee to the board of directors of Tower, such Lead Investor shall nonetheless remain obligated to the Acquiring Person and the Acquiring Person’s nominee under the Agreement.  The Acquiring Person and the Lead Investors (and/or their respective subsidiaries) shall have the right to vote on other matters in such manner as they deem fit.  The Agreement makes clear, however, that the Acquiring Person is not required to agree to vote as set out above and may at any time terminate such agreement (in which case, the Acquiring Person shall be relieved of any obligation so to vote) and, with respect to the Lead Investors, the sole consequence of an Acquiring Person’s failure to agree or termination of such agreement as aforesaid is that the Lead Investors will not be obligated to vote for the Acquiring Person’s nominee.

The Agreement terminates on January 18, 2013 or such later date to which the CSA shall have been extended.

In the event the CSA terminates prior to January 18, 2013, each of the Lead Investors will remain obligated to the Acquiring Person and the Acquiring Person’s nominee under the Agreement, provided that, if such Lead Investor has a nominee to the board of directors of Tower, each such Lead Investor’s obligations shall be subject to the Acquiring Person agreeing to attend and vote (and/or, if applicable, cause any and all of its subsidiaries holding Ordinary Shares to vote) at general meetings of shareholders of Tower all of the Ordinary Shares held by the Acquiring Person and its subsidiaries for (and only for) (a) the election of (i) the Acquiring Person’s nominee; and (ii) such Lead Investor’s nominee or nominees to the board of directors of Tower, and (b) in the case of (i) and (ii) above, any other resolution which is necessary in order to finalize each such election and against any resolution the effect of which is to prevent each such election, provided that, if two or more Lead Investors have agreed to vote for one another’s nominees, the vote by the Acquiring Person and, if applicable, its subsidiaries, for all such nominees of such Lead Investors shall be deemed a vote for (and only for) the nominee of each such Lead Investor.  The Agreement makes clear that the Acquiring Person and the Lead Investors (and/or their respective subsidiaries) have the right to vote on other matters in such manner as they deem fit.

CUSIP No. M87915-10-0	13D	Page 14 of 20

The foregoing summary of the Agreement with the Lead Investors is qualified in its entirety by reference to the Agreement entered into between the Lead Investors and Hapoalim (Exhibit 9 to this Statement), which in its entirety is incorporated herein by reference.

Facility Agreement

The Facility Agreement imposes a number of restrictions on Tower, including restrictions on debt, investments, mergers, acquisitions, disposals, prohibitions on the payment of dividends and changes in ownership.

A change of ownership will be deemed to occur if (a) the Lead Investors shall, directly or indirectly through subsidiaries, cease to nominate, in aggregate, more than 50% of the board of directors of Tower (excluding, for this purpose, external directors (Dahaz), 1 (one) independent director under Nasdaq Marketplace Rules, officers of Tower (including the chief executive officer) who are ex-officio directors of Tower and any directors appointed by a purchaser of Hapoalim’s or Leumi’s shares); or (b) at any time TIC shall cease to hold (directly or indirectly through subsidiaries) in the aggregate at least 48,164,483 Ordinary Shares and/or capital notes convertible into Ordinary Shares.

The Facility Agreement further provides that, upon certain triggering events (such as the commencement of bankruptcy or receivership proceedings against Tower ordered by a court of competent jurisdiction or the prior determination of an arbitrator that bankruptcy or receivership proceedings would be issued by a court against Tower were a petition to be filed with a court seeking reorganization or arrangement under applicable bankruptcy law or upon Tower requesting creditor protection), Hapoalim and Leumi will be able to bring a firm offer made by a potential investor to purchase the Ordinary Shares at a price provided in the offer, provided the offer is accompanied by an opinion from a reputable investment banking firm that the offer is fair to Tower. In such case, Tower would be required thereafter to procure a rights offering to invest up to 60% of the amount of this offer on the same terms. If the offeror intends to purchase a majority of Tower’s outstanding share capital, the rights offering will be limited to allow for this, unless the Lead Investors agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the offer is invested.

CUSIP No. M87915-10-0	13D	Page 15 of 20

Item 7.  Material to Be Filed as Exhibits

1.
Conversion Agreement, dated September 28, 2006, between Tower Semiconductor Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 1 to the Joint Statement of Bank Leumi le–Israel B.M., Bank Hapoalim B.M. and Tarshish Hahzakot Vehashkaot Hapoalim Ltd., dated September 28, 2006 (the “Joint Statement”)).

2.
Conversion Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 17 to Amendment No. 2, dated September 29, 2008, to Joint Statement).

3.
Amended and Restated Registration Rights Agreement, dated September 25, 2008, between Tower Semiconductor Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 4 to Amendment No. 2, dated September 29, 2008, to Joint Statement).

4.	2009 Amendment, dated October 13, 2009, between Tower Semiconductor Ltd. and Bank Hapoalim B.M. to Amended and Restated Registration Rights Agreement, dated September 25, 2008.
5.
Warrant originally dated December 11, 2003 granted by Tower Semiconductor Ltd. to Tarshish Hahzakot Vehashkaot Hapoalim Ltd., as amended and restated to reflect First Amendment thereto, dated September 28, 2006, Second Amendment thereto, dated October 13, 2009 and Third Amendment thereto, dated August 16, 2010.

6.
Warrant originally dated September 10, 2007, granted by Tower Semiconductor Ltd. to Bank Hapoalim B.M., as amended and restated to reflect First Amendment thereto, dated October 13, 2009 and Second Amendment thereto, dated August 16, 2010.

7.	Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 10 to Joint Statement).
8.
Amendment No. 1, dated September 25, 2008, to Tag Along Agreement, dated September 28, 2006, between Israel Corporation Ltd. and Bank Hapoalim B.M. (incorporated by reference to Exhibit 19 to Amendment No. 2, dated September 29, 2008, to Joint Statement).

9.
Agreement, dated September 28, 2006, among Bank Hapoalim B.M., Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix International Co. Ltd. (incorporated by reference to Exhibit 13 to Joint Statement).

CUSIP No. M87915-10-0	13D	Page 16 of 20

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2011
Date

/s/ Ran Oz	/s/ Eyal Issaharov
Signature

Bank Hapoalim B.M.
Ran Oz, CFO	Eyal Issaharov, Deputy Dept. Manager
Name/Title

March 6, 2011
Date

/s/ Eran Zimmerman	/s/ Yaacov Haimovich
Signature

Tarshish Hahzakot Vehashkaot Hapoalim Ltd.
Eran Zimmerman, CEO	Yaacov Haimovich, Director
Name/Title

CUSIP No. M87915-10-0	13D	Page 17 of 20

SCHEDULE A

Information Regarding Senior Officers and Directors of Bank Hapoalim B.M.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Yair Seroussi	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board of Bank Hapoalim B.M.	Israel
Irit Izakson	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of Isracard, director in various companies	Israel
Mali Baron	63 Yehuda Halevi St., Tel Aviv, Israel	Former Senior Deputy Managing Director at Mercantile Discount Bank	Israel
Pnina Dvorin	63 Yehuda Halevi St., Tel Aviv, Israel	Attorney and director in various companies	Israel
Amnon Dick	63 Yehuda Halevi St., Tel Aviv, Israel	Business consultant and director in various companies	Israel
Nira Dror	63 Yehuda Halevi St., Tel Aviv, Israel	External director in various companies	Israel
Meir Wietchner	63 Yehuda Halevi St., Tel Aviv, Israel	Investment management consultant and director in various companies	Israel
Nir Zichlinskey	63 Yehuda Halevi St., Tel Aviv, Israel	President and CEO of SRI Global Group and director in various companies	Israel
Imri Tov	63 Yehuda Halevi St., Tel Aviv, Israel	External director and director in various companies	Israel
Yaacov Peer	63 Yehuda Halevi St., Tel Aviv, Israel	Business and economic consultant for small businesses	Israel
Efrat Peled	63 Yehuda Halevi St., Tel Aviv, Israel	Chairman of the Board and CEO – Arison Holdings (1998) Ltd., CEO and director in various companies	Israel
Nehama Ronen	63 Yehuda Halevi St., Tel Aviv, Israel	Director in various companies	Israel

CUSIP No. M87915-10-0	13D	Page 18 of 20

Senior Officers

Name	Business Address	Principal Occupation	Citizenship
Zion Kenan	63 Yehuda Halevi St., Tel Aviv, Israel	President and Chief Executive Officer	Israel
Lilach Asher-Topilsky	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Retail Banking	Israel
Shimon Gal	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Corporate Banking	Israel
Efrat Yavetz	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Corporate Resources, Logistics and Procurement	Israel
David Luzon	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Information Technology	Israel
Ofer Levy	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Accountant	Israel
Anath Levin	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Global Treasury	Israel
Orith Lerer	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of International Banking	Israel
Ilan Mazur	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Legal Adviser	Israel
Ran Oz	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Finance – CFO	Israel
Ari Pinto	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Corporate Strategy	Israel
Hanna Pri-Zan	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Client Asset Management	Israel
Dan Alexander Koller	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Risk Officer	Israel
Jacob Orbach	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Chief Internal Auditor	Israel
Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary	Israel

CUSIP No. M87915-10-0	13D	Page 19 of 20

PRINCIPAL HOLDERS OF THE
ISSUED SHARE CAPITAL OF BANK HAPOALIM B.M.

NAME	% OF CAPITAL
ARISON HOLDINGS (1998) LTD	20.02%
ISRAEL SALT INDUSTRIES LTD	5.75%

Arison Holdings (1998) Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Irit Izakson	63 Yehuda Halevi St., Tel-Aviv, Israel	Israel	Chairman of Isracard; director in various companies
Shari Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Investor
James M. Dubin	c/o Paul Weiss, 1285 Avenue of the Americas, New York, NY	USA	Attorney - Paul Weiss
Jason Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Chairman, The Ted Arison Family Foundation (Israel) Ltd.
David Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Officer of MIYA, an Arison Group Company
Cassie Arison	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel & USA	Student
Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO of Arison Holdings (1998) Ltd., CEO and director in various companies

CUSIP No. M87915-10-0	13D	Page 20 of 20

Israel Salt Industries Ltd. - Director Information

Name	Address	Citizenship	Principal Occupation
Efrat Peled	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	Chairman of the Board and CEO – Arison Holdings (1998) Ltd., CEO and director in various companies
Dovik Tal	Atlit, Israel	Israel	CEO – Israel Salt Industries Ltd.
Moshe Lahmani	23 Shaul Hamelech Blvd., Tel-Aviv, Israel	Israel	CFO - Airson Holdings (1998) Ltd.

Information Regarding Senior Officers and Directors
of Tarshish Hahzakot Vehashkaot Hapoalim Ltd.

Board of Directors

Name	Address	Principal Occupation	Citizenship
Eran Zimmerman	45 Rothschild Blvd., Tel-Aviv, Israel	CEO (Tarshish). SVP capital management - Bank Hapoalim B.M.	Israel
Anath Levin	63 Yehuda Halevi St., Tel Aviv, Israel	Senior Deputy Managing Director and Head of Global Treasury of Bank Hapoalim B.M.	Israel
Yoram Weissbrem	63 Yehuda Halevi St., Tel Aviv, Israel	Corporate Secretary of Bank Hapoalim B.M.	Israel
Yossi Rubinstein	63 Yehuda Halevi St., Tel-Aviv, Israel	Business development and operation at the Global Treasury Division - Bank Hapoalim B.M.	Israel
Naomi Shpirer Belfer, PhD	63 Yehuda Halevi St., Tel-Aviv, Israel	Senior Vice-President, Capital Pricing Department - Bank Hapoalim B.M.	Israel
Yaacov Haimovich	63 Yehuda Halevi St., Tel-Aviv, Israel	Executive Vice-President, Asset Liability Management – Bank Hapoalim B.M.	Israel
Guy Kalif, C.P.A. (Isr)	11 Hanegev St., Tel-Aviv, Israel	Manager, Comptroller Division – Bank Hapoalim B.M.	Israel